UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: September 2024

Commission File Number: 001-39368

MAXEON SOLAR TECHNOLOGIES, LTD.
(Exact Name of registrant as specified in its charter)

8 Marina Boulevard #05-02
Marina Bay Financial Centre
018981, Singapore
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Introductory Note

Update CBP Detentions

As previously reported, in July 2024, Maxeon Solar Technologies, Ltd. (NASDAQ:MAXN) (the “Company”) experienced its first-ever detentions by US Customs & Border Protection (“CBP”) of modules imported from Mexico into the U.S. These detentions are intended to review whether Maxeon’s products comply with anti-forced labor provisions as set out in the Uyghur Forced Labor Prevention Act (“UFLPA”), signed into law on December 23, 2021. Since then, all of Maxeon’s imports of solar modules into the U.S. have been detained by CBP. These detentions involved both Performance line panels manufactured in the Company’s Mexicali factory for utility scale customers as well as IBC panels manufactured in the Company’s Ensenada factory for DG customers. CBP has explained that these are routine detentions not related to any concerns specific to Maxeon.

The Company has received notification from CBP that while CBP made no findings of forced labor in violation of UFLPA, it had determined to exclude the Company’s Performance line and IBC modules from import due to certain documentary deficiencies. On September 17, 2024, CBP provided the Company with the details of these documentary deficiencies and the Company is in the process of gathering this information. The Company intends to submit a protest pursuant to Sections 514 & 514(a), Tariff Act of 1930 as amended, 19 CFR Part 174 et. seq. once the documentation is compiled, and CBP is expected to review and provide its determination within 30 days of the Company’s submission.

Incorporation By Reference

The information contained in this report is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-271971), Form F-3 (File No. 333-265253), Form F-3 (File No. 333-268309), Form S-8 (File No. 333-277501) and Form S-8 (File No. 333-241709), each filed with the Securities and Exchange Commission.

Forward-Looking Statements

This current report on Form 6-K contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The forward-looking statements can be also identified by terminology such as “may,” “might,” “could,” “will,” “aims,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements.

These forward-looking statements are based on our current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. These statements are not guarantees of future performance and are subject to a number of risks. The reader should not place undue reliance on these forward-looking statements, as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur. A detailed discussion of factors that could cause or contribute to such differences and other risks that affect our business is included in filings we make with the Commission from time to time, including our most recent report on Form 20-F, particularly under the heading “Risk Factors”. Copies of these filings are available online from the SEC at www.sec.gov, or on the SEC Filings section of our Investor Relations website at https://corp.maxeon.com/investor-relations. All forward-looking statements in this current report on Form 6-K are based on information currently available to us, and we assume no obligation to update these forward-looking statements in light of new information or future events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAXEON SOLAR TECHNOLOGIES, LTD. (Registrant)

September 19, 2024	By:	/s/ William Patrick Mulligan III
William Patrick Mulligan III
Chief Executive Officer